19

05011128

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antisense Therapeutics

*CURRENT ADDRESS

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34841 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

- 12G3-2B (INITIAL FILING) ☐
- AR/S (ANNUAL REPORT) ☑
- 12G32BR (REINSTATEMENT) ☐
- SUPPL (OTHER) ☐
- DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 9/12/05

ANTISENSE THERAPEUTICS

AR/S
6-30-05

12 August 2005

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Re: PRELIMINARY FINAL REPORT (APPENDIX 4E) (AUDITED) FINANCIAL YEAR ENDED 30 JUNE 2005

In accordance with Listing Rule 4.3A we enclose the Preliminary Final Report (Appendix 4E) (audited) on the results of Antisense Therapeutics Limited ('Antisense Therapeutics' or 'the company') for the year ended 30 June 2005.

Results

The Directors report a loss after income tax for the period of $6,265,839 (2004: $4,609,624), which includes an income tax benefit of $nil (2004: $371,820). This result has been achieved after fully expensing all research and development costs.

The loss for the financial year reflects an increase in research and development expenditure compared to the previous financial year associated with the manufacture of clinical trials material and conduct of the Phase IIa trial of ATL1102 and the Proof of Concept clinical trial of ATL1101, as well as an increase in drug pipeline research activity. The prior year loss was also lower as it reflected the receipt of the majority of the grant money awarded to the psoriasis project pursuant to the Commonwealth Government's R&D Start Grant Scheme and the cash rebate in relation to the Research and Development Tax Concession.

The Operations Report contained within the Appendix 4E attached provides further details regarding the progress made by the company over the period, which have contributed to its result for the year.

Antisense Therapeutics has no borrowings and has cash and bank term deposits as at 11 August 2005 amounting to $8.7 million.

Key Events

- Initiation of the ATL1102 and ATL1101 clinical trials on schedule
- Establishment of a Medical Advisory Board to advise on future development options for ATL1102 following the halt of the clinical trial for safety reasons associated with a competitor drug
- Significant advances in the product development pipeline with animal studies pointing to a potential new application for ATL1102 as an inhaled asthma therapy
- Establishment of Level 1 ADR program in the US to facilitate US capital market investment in the company

Level 1, 10 Wallace Avenue Toorak Victoria 3142 Australia
Telephone: +61 (3) 9827 8999 Facsimile: +61 (3) 9827 1166
Antisense Therapeutics Limited ABN 41 095 060 745 www.antisense.com.au

Further details regarding the progress of the company's operations are provided in the Operations Report included in the Appendix 4E attached.

This letter and the attached Appendix 4E Preliminary Final Report form part of this announcement to the Australian Stock Exchange Limited.

Yours faithfully
Antisense Therapeutics Limited

Mark Diamond
Managing Director

APPENDIX 4E

Preliminary Final Report

Name of entity:	**ANTISENSE THERAPEUTICS LIMITED**
ABN:	41 095 060 745
Reporting period:	**FINANCIAL YEAR ENDED 30 JUNE 2005**
Previous Corresponding period:	FINANCIAL YEAR ENDED 30 JUNE 2004

INDEX

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Antisense Therapeutics Limited for the year ended 30 June 2005 are as follows:

Revenues and Results from Ordinary Activities:		**Change compared to 2004**	**2005 $**
Revenues from ordinary activities	Down by $493,144	36.76%	848,233
Profit (loss) from ordinary activities after tax attributable to members	Loss has increased by $1,656,215	35.93%	(6,265,839)
Net profit (loss) for the period attributable to members	Loss has increased by $1,656,215	35.93%	(6,265,839)

Dividends:
No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief Explanation of figures reported above:

Revenue for the prior financial year is higher than revenue for the current financial year as it reflects the receipt of the majority of the grant money awarded to the psoriasis project pursuant to the Commonwealth Government's R&D Start Grant Scheme.

The loss for the company for the financial year was $6,265,839 (2004: $4,609,624 which included an income tax benefit of $371,820).

The loss for the financial year reflects an increase in research and development expenditure compared to the previous financial year associated with the manufacture of clinical trials material and conduct of the Phase IIa trial of ATL1102 and the Proof of Concept clinical trial of ATL1101, as well as an increase in drug pipeline research activity. The prior year loss was also lower as it reflected the receipt of the majority of the grant money awarded to the psoriasis project pursuant to the Commonwealth Government's R&D Start Grant Scheme and the cash rebate in relation to the Research and Development Tax Concession.

For further details relating to the current period's results, refer to the "Commentary on Results" on the following page.

COMMENTARY ON RESULTS

(As communicated in the cover letter to this Appendix 4E)

The Directors report a loss after income tax for the period of $6,265,839 (2004: $4,609,624), which includes an income tax benefit of $nil (2004: $371,820). This result has been achieved after fully expensing all research and development costs.

The loss for the financial year reflects an increase in research and development expenditure compared to the previous financial year associated with the manufacture of clinical trials material and conduct of the Phase IIa trial of ATL1102 and the Proof of Concept clinical trial of ATL1101, as well as an increase in drug pipeline research activity. The prior year loss was also lower as it reflected the receipt of the majority of the grant money awarded to the psoriasis project pursuant to the Commonwealth Government's R&D Start Grant Scheme and the cash rebate in relation to the Research and Development Tax Concession.

The Operations Report provides further details regarding the progress made by the company over the period, which have contributed to its result for the year.

Antisense Therapeutics has no borrowings and has cash and bank term deposits as at 12 August 2005 amounting to $8.7 million.

Key Highlights

- Initiation of the ATL1102 and ATL1101 clinical trials on schedule
- Establishment of a Medical Advisory Board to advise on future development options for ATL1102 following the halt of the clinical trial for safety reasons associated with a competitor drug
- Significant advances in the product development pipeline with animal studies pointing to a potential new application for ATL1102 as an inhaled asthma therapy
- Establishment of Level 1 ADR program in the US to facilitate US capital market investment in the company

Further details regarding the progress of the company's operations are provided in the Operations Report which follows.

Operations Report

Overview of Company's Activities

During the period under review, the following key events were announced by the Company.

- Initiation of the ATL1102 and ATL1101 clinical trials on schedule
- Establishment of a Medical Advisory Board to advise on future development options for ATL1102 following the halt of the clinical trial for safety reasons associated with a competitor drug
- Significant advances in the product development pipeline with animal studies pointing to a potential new application for ATL1102 as an inhaled asthma therapy
- Establishment of Level 1 ADR program in the US to facilitate US capital market investment in the company

Antisense Therapeutics' Mission
Antisense Therapeutics' mission is to create, develop and commercialise novel antisense therapeutics. The Company's Research and Development activities are focused on developing antisense drugs for diseases where there is a significant and acknowledged unmet medical need and where the antisense technology has the potential to provide compounds with clear competitive advantages over existing therapies or drugs in development for those diseases.

Antisense Technology - How It Works
Proteins play a central role in virtually every aspect of human biology. Each of our genes is a set of instructions for the manufacture inside the cell of a particular unique protein. Conventional pharmaceutical drugs typically bring about their desired therapeutic effect by binding to a target protein directly, to interfere with its action.

Antisense drugs are synthetic RNA-like and DNA-like compounds designed for use as medicines, which block disease processes by targeting messenger RNA with extraordinary precision. Unlike conventional small-molecule medicines, the discovery of which requires time-consuming and laborious trial-and-error, antisense medicines are rationally designed by directly exploiting the huge body of genetic information now available from the human genome project.

Antisense drugs have the potential to treat a wide range of conditions and diseases including autoimmune, infectious, inflammatory, dermatological, metabolic and cardiovascular diseases as well as cancer.

Overall Operating Strategy

Antisense Therapeutics' strategy is:

- to gain access to the best enabling antisense technologies through partnership with key antisense technology leaders;
- to create candidate antisense drugs for diseases where there are large and/or poorly met markets;
- to out-source pre-clinical and clinical testing of the candidate drugs to expert contractors; and
- to commercialise the drugs that are shown to be successful through licensing deals or other partnerships with major pharmaceutical companies.

The company's business model of outsourcing pre-clinical and clinical testing minimises infrastructure and overhead costs. The company works with contractors and consultants on a worldwide basis in order to gain access to the best possible expertise in each area of the company's research and development operations. These outsourcing activities are closely controlled by the company's management, which has extensive experience in the research and clinical development of pharmaceutical products.

A key aspect to the company's out-sourcing strategy is the collaborations it has developed with Isis and the Murdoch Childrens Research Institute ("MCRI"). The company has made substantial technical progress with its developments over the period under review due to the commitment and expertise of its collaboration partners.

Isis Strategic Partnership

A fundamental element of the Antisense Therapeutics strategy is its access to state of the art antisense technology, both in respect of know-how and intellectual property to accelerate drug discovery and development derived from from its strategic partnership with Isis Pharmaceuticals Inc. Isis currently has one antisense drug on the market (VitraveneTM) and 10 antisense products in development. Isis has several partnerships with major pharmaceutical companies.

The collaboration agreement with Isis provides Antisense Therapeutics with access to Isis's antisense drug discovery technology to commercialise antisense drugs including exclusive licenses to ATL1101 for Psoriasis and ATL1102 for Multiple Sclerosis. Isis has large scale antisense manufacturing capabilities and significant manufacturing capacity, and has already manufactured batches of bulk drug product for Antisense Therapeutics and will be available to manufacture further quantities for use in clinical trials.

The collaboration agreement with Isis also provides access to and assistance in expanding Antisense Therapeutics' drug pipeline including the rapid generation of antisense lead compounds to new therapeutic targets of interest to Antisense Therapeutics.

Murdoch Childrens Research Institute (MCRI) Strategic Collaboration

The MCRI, based at the Royal Children's Hospital in Melbourne is a major Australian research institute and operates as an independent non-profit organisation.

Antisense Therapeutics has entered into agreements with the MCRI by which it has obtained the exclusive worldwide rights to commercialise antisense drugs for Psoriasis and other skin diseases.

Projects Update

Multiple Sclerosis: ATL1102

Background

Multiple Sclerosis (MS) is a life-long, chronic disease that progressively destroys the central nervous system (CNS). It affects approximately 400,000 people in North America and the current market for MS drugs is estimated at more than USD$4 billion. It is a disease that affects more women than men, with onset typically occurring between 20 and 40 years of age. Symptoms of MS may include vision problems, loss of balance, numbness, difficulty walking and paralysis. In Australia MS affects over 15,000 people and worldwide MS may affect more than one million people.

The development of improved Multiple Sclerosis medications is a high opportunity area. There is no cure for MS – the goals of therapy are to improve recovery from attacks, to prevent or lessen the number of relapses and their severity, and to reduce disease progression. Until recently steroids were the principal medications for MS – while steroids cannot affect the progression of MS, they can reduce the duration of attacks. Interferon beta drugs appeared on the market in the early 1990's, however while they have proved an undoubted commercial success, they have significant short comings including poor tolerability and response rates in some patients, and efficacy appears to diminish over time.

ATL1102 is a second-generation antisense inhibitor of CD49d, a sub-unit of VLA-4 (Very Late Antegen-4). In MS, white blood cells (leukocytes) are believed to inappropriately migrate from the blood into the CNS. The inhibition of VLA-4 may prevent white blood cells from entering the CNS to stop the progression of MS. ATL1102 is designed to block the over production of VLA-4.

Progress
In December 2004, the company commenced a Phase IIa clinical trial of ATL1102 in patients with MS at the University of Essen in Germany. The principal investigator of the Phase IIa trial, Professor Volker Limmroth, is an internationally recognised clinical expert and researcher in the field of MS.

The Phase IIa trial is designed to obtain preliminary evidence of the drug's effectiveness using magnetic resonance imaging (MRI) indices. MRI is a non-invasive technique which allows doctors to monitor the effects of drug therapy on the brain lesions of MS patients. Approximately 80 patients with relapsing remitting MS (the most common presenting form of the disease) were to be enrolled into the study to receive either ATL1102 or placebo over eight weeks.

On 28 February 2005, Biogen Idec and Elan Corporation announced that they had voluntarily suspended marketing of their MS treatment, Tysabri® from the U.S. market and stopped dosing in all ongoing clinical trials. This decision was based on 2 reported cases of progressive multifocal leukoencephalopathy (PML), a rare and frequently fatal, demyelinating disease of the central nervous system, in patients who received Tysabri®. Subsequently, as a result of Biogen's and Elan's ongoing safety evaluation of Tysabri®, a previously diagnosed case of malignant astrocytoma was re-assessed as PML in a patient in an open label Crohn's disease clinical trial.

On 10 March, 2005, Antisense Therapeutics announced that in light of the safety issues associated with the multiple sclerosis drug Tysabri®, it had voluntarily halted its Phase IIa trial of ATL1102 in MS patients and would convene an advisory group of relevant experts to consider the potential development paths for ATL1102 in this disease, including the possible restart of the Phase IIa program.

While ATL1102 is a different drug to Tysabri® and works by a different mechanism (antisense), the relevance of the Tysabri® issue to Antisense Therapeutics is that ATL1102 is designed to target the same immune system protein (VLA-4) as Tysabri®.

In May 2005, Antisense Therapeutics announced that it had successfully identified and selected a panel of leading world experts as members of its Medical Advisory Board with the aim of providing the company with advice with respect to ATL1102 in MS.

The details of the eminent scientists and clinicians who are members of the advisory board are as follows:

- Professor Fred Lublin, MD, Professor of Neurology at the Mount Sinai School of Medicine, and Director of Corrine Goldsmith Dickinson Center for Multiple Sclerosis at Mount Sinai, New York, NY serves as Chairman
- Professor Jerry Wolinsky, MD, Bartels Family Professor of Neurology, The University of Texas Health Science Center at Houston, Texas
- Professor Chris Polman, MD, Professor of Neurology at the Free University, Amsterdam, The Netherlands and Clinical and Scientific Director of the Multiple Sclerosis Centre at the VU Medical Centre in Amsterdam.
- Igor Koralnik, MD, President of Igor J. Koralnik, LLC, Associate Professor of Neurology at the Harvard Medical School, Boston MA. Dr Koralnik is a medical expert in neuro-infectious diseases such as PML.
- Stephen Reingold, PhD, President Scientific and Clinical Review Associates, New York, NY. Until recently Dr Reingold was Vice President, Research Programs, at the National MS Society, New York, NY.
- Michael Gallatin, PhD, Scientific Consultant and formerly Vice President and Scientific Director at ICOS Corporation. He is a leading scientist in the research area of adhesion molecule science.

The Company held its first meeting with its Medical Advisory Board in June 2005.

Outlook

The Company expects to hold further meetings with its Medical Advisory Board and will advise shareholders of its findings and deliberations once it has determined its position on the restart, or otherwise, of the clinical development program for ATL1102 in MS. The Company, therefore, is unable at this time, to provide guidance on when it will have completed its review with the Medical Advisory Board, though it is probable that this will transpire before the end of 2005.

Psoriasis: ATL1101

Background

Psoriasis is a chronic non-contagious skin disorder, which affects around 2% of the population. While the precise cause of Psoriasis is unknown, it is thought to be triggered by an immune system defect leading to excessive skin cell division. Severity varies, with 75% of psoriasis cases classified as "mild to moderate".

The worldwide market for Psoriasis treatments was valued at US$500 million in 2002 and there is an acknowledged unmet medical need for more effective and safer treatments. The market is forecast to grow beyond US$2 billion by 2007 ("Frost & Sullivan") with the emergence of new effective treatments.

In the absence of a cure, the goal for a Psoriasis treatment is to reduce inflammation and/or to slow down rapid skin cell division to decrease the extent of skin lesions. Patients in the most common "mild to moderate" category are usually treated with topical agents which are regarded as first line therapy in this patient group. The two most common groups of prescription drugs are topical steroids and vitamin D analogues. While there are a number of these topical psoriasis treatments on the market today, many have limited efficacy or side-effect profiles, which restrict their usefulness.

ATL1101 is a second-generation antisense drug designed to silence, or suppress, the gene for the insulin-like growth factor-I receptor (IGF-Ir). IGF-Ir's pivotal role in the regulation of cell over-growth in Psoriasis was established by our research partner, the Murdoch Childrens Research Institute. ATL1101 is being developed as a cream treatment for mild-to-moderate cases of Psoriasis.

The Psoriasis project is supported by a Commonwealth Government R&D Start grant of $1.1 million.

Progress

In November 2004, the company commenced a "proof of concept" study of ATL1101 in patients suffering from psoriasis. The study is taking place in Adelaide under the management of CMAX, a division of the Institute of Drug Technology Australia Limited.

In the "proof of concept" study (also referred to as Small Plaque Assay or Microplaque Assay), a relatively small quantity (100µl) of ATL1101 cream is applied to areas of psoriatic skin in patients, once every two days, over a one month period.

A comparison is to be made against a placebo cream (cream without the active agent ATL1101), and also against some reference cream products that are currently marketed as prescription medications for treatment of psoriasis.

The patients are monitored over the duration of the trial, and on completion of dosing, for signs of response to the treatment and improvement in their skin condition. The final evaluations are to include clinical assessments, as well as assessments of laboratory indices of psoriasis in psoriasis skin samples (punch biopsies).

The primary end point is a clinical assessment of the treated skin areas using a severity index score. The study is a double-blinded, within patient (plaque), randomized placebo controlled trial, testing the efficacy of two different concentrations (or doses) of ATL1101 in a cream formulation.

The treatment phase of the study has now been completed with all 11 evaluable subjects having been dosed for the one month treatment period.

Quality checks on patient records and the entry of data from the trial into the study database have commenced. Skin biopsies taken during the trial have been forward to laboratories for analysis.

Outlook
The trial is proceeding according to schedule. The company anticipates analysis of results from the study to be reported in the third quarter of 2005.

Product Development Pipeline

Antisense Therapeutics has identified two high quality research projects based on compelling animal data with potential application in a number of important diseases including growth and vision disorders (ATL1103) and asthma (ATL1102).

ATL1103 for Acromegaly, Sight Disorders (Diabetic Retinopathy and Age Related Macular Degeneration,(AMD))

Background
Acromegaly
Acromegaly is a serious chronic life shortening disease triggered by excess secretion of growth hormone (GH) by benign pituitary tumours. Oversupply of GH overstimulates liver, fat and kidney cells, through their GH receptors, to produce excess levels of Insulin-Like Growth Factor-I (IGF-I) in the blood manifesting in abnormal growth of the face, hands and feet, and enlargement of body organs including liver, kidney and heart. The primary treatments for acromegaly are to surgically remove the pituitary gland and/or drug therapy to normalize GH and serum IGF- I levels.

Diabetic Retinopathy and AMD
Diabetic retinopathy and wet age-related macular degeneration (AMD) are two of the leading causes of vision loss. Over 5 million Americans aged 18 and older are affected by diabetic retinopathy. Around 12,000-24,000 patients with diabetic retinopathy lose their eyesight each year in the US alone. These conditions are caused by new blood vessel formation in the retina or macula (the central part of the retina. These new blood vessels may break and bleed into the eye leading to scarring within the eye. Surgical ablative treatments such as photocoagulation (laser therapy) are available but are not completely effective, may cause partial vision loss, and can only be used a limited number of times.

Growth and Sight Disorders – markets, current treatments
The most widely used pharmaceutical treatment for acromegaly is the drug octreotide (Sandostatin™), however a significant percentage of patients do not respond to this therapy while other patients experience adverse reactions to treatment. The latest drug to be approved in Europe and the US for the treatment of acromegaly is pegvisomant (Trovert™, Somavert™). Pegvisomant is effective in a larger percentage of patients than octreotide although it requires more frequent (daily) dosing by injection than the long acting form of octreotide which is surgically implanted (intragluteal).

In North America, Europe and Japan there are approximately 40,000 diagnosed acromegaly patients with about half requiring drug therapy. Drug treatment costs vary depending on dosage and frequency of administration ranging from A$14,000-$33,000 per patient per year

There are presently no pharmaceutical therapeutics approved for the treatment of diabetic retinopathy. There are also no standard and effective therapies for most AMD patients. Given the high unmet medical need for such diseases the market potential for effective medicines is estimated to be several billion dollars.

ATL1103 is a second generation antisense drug designed to block Growth Hormone receptor (GHr) expression thereby reducing levels of the hormone insulin-like growth factor-I (IGF-I) in the blood. Acromegalic patients are known to have significantly higher blood IGF-I levels than healthy individuals. Reduction of these levels to normal is accepted by clinical authorities as the primary marker of an effective drug treatment for the disease. In the case of diabetic retinopathy, published clinical studies have shown that treatments producing a reduction in IGF-I levels retarded the progression of the disease in patients.

Animal studies investigating the activity of an antisense drug targeting GHr demonstrated that the compound significantly reduces blood levels of IGF-1 in mice, an effect, which, if reproduced in humans, should provide therapeutic benefit to acromegaly and potentially to diabetic retinopathy sufferers.

The animal study results for ATL1103 have been presented at an International Scientific symposium and have been submitted for publication in a scientific journal.

Progress
The Company currently has research underway to assess the effect of this compound, when injected subcutaneously (under the skin), on neovascularisation (new blood vessel formation) in the eye by testing it in a retinopathy mouse model. The company expects the results of these studies should affirm the compounds potential utility as a treatment for diabetic retinopathy and AMD.

The Company is also in the process of selecting an optimized human antisense lead compound for clinical development and expects to be able to select the most potent of these from studies to be conducted in animals. The data from these studies, would be expected to confirm the therapeutic potential of the drug and support the Company's decision to move this compound in human clinical trials.

Outlook
It is anticipated that the optimised lead will be selected before the end of 2005 after which the Company plans to place orders for bulk quantities of the active pharmaceutical ingredient, to be formulated into injectable product for use in pre-clinical safety studies.

ATL1102 for Asthma

Background
Asthma is a chronic lung condition characterised by periodic episodes of airway inflammation and constriction resulting in wheezing, coughing, chest tightness and shortness of breath. The episodes typically occur in response to stimuli such as allergens, chemical irritants or low temperatures. Up to 1 in 4 children, and 1 in 10 adults will experience asthma symptoms at some time in their lives.

Asthma affects over 20 million individuals in the US and over 60 million individuals worldwide. Australia, New Zealand and the UK have the highest asthma prevalence, with 10-12% of all adult Australians being affected. Environmental factors have contributed to an increase in the prevalence and incidence of the condition. The current market for asthma drugs is estimated at over USD$12 billion.

Progress
In December 2004 the Company reported encouraging results achieved in an animal model of asthma with the inhaled form of an antisense compound targeting the VLA-4 molecule.

These experimental studies showed that delivery of an antisense drug against VLA-4 via inhalation to the lung significantly suppressed the key asthma indicators in allergen sensitised mice at very low inhaled doses, pointing to a potential new indication for ATL1102 as an inhaled treatment for asthma.

This data was presented at the Annual Scientific Meeting of the Thoracic Society of Australia and New Zealand in March of this year. Data was also presented at the American Thoracic Society meeting in San Diego, USA in May 2005.

Inhaled asthma medicines delivered directly to the lung generally result in lower levels of drug in the systemic (whole body) circulation compared to those same drugs when administered orally to achieve a similar therapeutic outcome (e.g. Ventolin™). Reducing the amount of drug in the systemic circulation may result in a reduction in the associated systemic side effects.
Should ATL1102 be effective in asthma patients at low inhaled doses as experienced in our animal studies, inhaled ATL1102 may have a potential safety advantage over other asthma drugs currently in development targeting VLA-4 that are administered orally or by injection, however this would need to be confirmed in the appropriate human clinical trials.

Outlook

Animal studies are ongoing to confirm the attractiveness of moving ATL1102 into development as an inhaled asthma treatment. The Company will need to complete specific animal toxicology and pharmacokinetics studies and human pharmacokinetics studies by the inhalation route before undertaking human clinical trials. The existing data package that has been developed to date on ATL1102 for MS (an injection formulation), including some animal toxicology studies and Phase I human studies, will also support the clinical development of ATL1102 as an inhaled drug in patients with asthma.

Level One ADR Programme

In January 2005 a Level One American Depositary Receipt (ADR) program was declared effective by the US Securities and Exchange Commission enabling the purchase of Antisense Therapeutics shares by US investors. Under the program one ADR is equivalent to 20 ordinary shares of Antisense Therapeutics. This initiative is a logical extension of the Company's focus on its international development, and an appropriate vehicle to leverage the high awareness of and regard for antisense technology generally.

This provides the company with the potential to broaden its investor base, particularly by offering access for those investors currently prohibited or limited in owning non-US securities and potentially increase the liquidity in Antisense Therapeutics shares traded by US resident investors.

Financial Position

As stated in the Director's Report the company's current cash reserves are expected to be sufficient to fund activities for at least the next twelve months however, if the company were to recommence its clinical development program for ATL1102 in MS and continue to progress its existing project opportunities as planned, the company would need to raise further capital.

In relation to the proposed use of funds described above, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This annual report may contain forward-looking statements regarding the potential of the company's projects and interests and the development and therapeutic potential of the company's research and development. Any statement describing a goal, expectation, intention or belief of the company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the company's research and development program referred to in this Operations Report and in the company's Directors' Report as contained in this annual report for the year ended 30 June 2005.

Antisense Therapeutics Limited

ABN 41 095 060 745

Annual Financial Report

for the year ended 30 June 2005

Contents

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Antisense Therapeutics Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Antisense Therapeutics Limited (the company), for the year ended 30 June 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Antisense Therapeutics Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the financial position of Antisense Therapeutics Limited at 30 June 2005 and of their performance for the year ended on that date; and

 (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
Melbourne
12 August 2005

Statement of Financial Position

AT 30 JUNE 2005	Note	2005 $	2004 $
CURRENT ASSETS			
Cash assets	15(a)	8,821,132	14,421,232
Receivables	3	76,561	222,129
Other	4	403,025	299,920
Total Current Assets		9,300,718	14,943,281
NON-CURRENT ASSETS			
Plant & equipment	5	38,350	47,350
Intangible assets	6	1,883,000	3,160,500
Total Non-Current Assets		1,921,350	3,207,850
Total Assets		11,222,068	18,151,131
CURRENT LIABILITIES			
Payables	7	249,267	879,636
Provisions	8	108,457	138,512
Total Current Liabilities		357,724	1,018,148
Total Liabilities		357,724	1,018,148
Net Assets		10,864,344	17,132,983
EQUITY			
Contributed equity	9	33,836,565	33,839,365
Reserves	10	725,885	725,885
Accumulated losses	11	(23,698,106)	(17,432,267)
Total Equity		10,864,344	17,132,983

Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE 2005	Note	2005 $	2004 $
Revenue from ordinary activities	**2**	**848,233**	**1,341,377**
Administrative expenses		(1,162,610)	(1,107,037)
Occupancy expenses		(105,141)	(75,258)
Patent expenses		(95,058)	(39,673)
Research and development expenses		(4,473,763)	(3,823,353)
Amortisation expense	2	(1,277,500)	(1,277,500)
Loss from ordinary activities before income tax benefit		**(6,265,839)**	**(4,981,444)**
Income tax benefit relating to ordinary activities	12	-	371,820
Loss from ordinary activities after related income tax benefit		**(6,265,839)**	**(4,609,624)**
Net loss	**11**	**(6,265,839)**	**(4,609,624)**
Share issue costs	9	(3,968)	(271,899)
Total revenues, expenses and valuation adjustments attributable to members of Antisense Therapeutics Limited and recognised directly in equity		(3,968)	(271,899)
Total changes in equity other than those resulting from transactions with owners as owners		(6,269,807)	(4,881,523)
Basic earnings (loss) per share (cents per share)	14	(1.76)	(1.37)
Diluted earnings (loss) per share (cents per share)	14	(1.76)	(1.37)

Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2005	Note	2005 $	2004 $
CASH FLOWS FROM OPERATING ACTIVITIES:			
Payments to suppliers, employees and for research and development		(6,264,019)	(4,082,154)
Interest received		587,077	667,498
Bank finance charges		(3,177)	(3,572)
Grant income received		94,814	836,800
Income tax refund		-	371,820
Net cash flows used in operating activities	15(b)	(5,585,305)	(2,209,608)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment		(11,995)	(17,661)
Net cash flows used in investing activities		(11,995)	(17,661)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issue of shares and options		1,168	10,396,760
Payment of share and option issue costs		(3,968)	(293,826)
Net cash flows from financing activities		(2,800)	10,102,934
Net increase/(decrease) in cash held		(5,600,100)	7,875,665
Cash at the beginning of the financial year		14,421,232	6,545,567
Cash at the end of the financial year	15(a)	8,821,132	14,421,232

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2005

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable accounting standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has also been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

(c) Income Tax

The financial statements apply the principles of tax-effect accounting. The income tax benefit in the Statement of Financial Performance represents the tax on pre-tax accounting loss adjusted for income and expenses never to be assessed or allowed for taxation purposes. The provision for deferred income tax liability and future income tax benefit (as disclosed, but not recognised in the Statement of Financial Position) include the tax effect of differences between income and expenses recognised in different accounting periods for book and tax purposes, calculated at the tax rates expected to apply when the differences reverse.

The future income tax benefits relating to tax losses and timing differences have not been recognised as an asset as there is no virtual certainty of realisation, except for tax rebates received under the Research & Development Tax Concession of the Income Tax Assessment Act 1936.

(d) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST except:
- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

Cash flows arising from operating activities are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(e) Receivables

Receivables are recognised and carried at the nominal amount due, which approximates fair value because of their short-term nature. Interest is taken up as income on an accrual basis.

(f) Plant and Equipment

Plant and equipment are measured at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Equipment and furniture	3-5 years	Straight line

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Recoverable amounts of non-current assets

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining the recoverable amount, the expected cash flows have not been discounted.

(h) Research and Development

Research and development costs and patent costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

(i) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and

- other types of employee benefits

are recognised against profits/losses on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 19 is not being recognised as an employee benefits expense.

(j) Employee Option Ownership Schemes

Certain employees are entitled to participate in option ownership schemes. The details of the schemes are described in Note 19. No remuneration expense is recognised in respect of employee options issued.

(k) Financial Instruments Included in Equity

Ordinary share capital is recorded at the amount received on issue, less any share issue costs. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(l) Financial Instruments Included in Assets

Cash in bank and short-term deposits are stated at nominal value, which approximates fair value because of their short-term to maturity. Interest revenue is recognised on an effective yield basis. At year end the average interest rate was 5.35%. At the previous financial year-end, the average rate was 5.3%.

(m) Foreign Currencies

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the company outstanding at reporting date and denominated in foreign currencies have been converted to local currency using rates prevailing at the end of the financial year.

(n) Earnings per share

Basic EPS is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net loss attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(o) Operating Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

(p) Intangible assets

Intangible assets are amortised on a straight line basis over the term of the rights granted, which is currently expected to be five years. The unamortised balance of intangible assets is reviewed at each balance date and charged to the Statement of Financial Performance to the extent that applicable future benefits are no longer probable.

(q) Payables

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the company.

(r) Borrowing costs

Borrowing costs are expensed as incurred.

(s) Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Control of the right to receive the interest payment.

Government Grants

Control of the right to receive the grant from the government.

(u) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

NOTE 2. REVENUE AND EXPENSES

	2005 $	2004 $
Revenues from ordinary activities:		
Interest from external parties	573,598	673,795
Start grant income	213,736	692,375
Foreign exchange gains / (losses)		
- Unrealised	19,172	(24,630)
- Realised	41,727	(163)
Total revenues from ordinary activities	848,233	1,341,377
Expenses and Losses:		
Depreciation of:		
- Equipment and furniture	21,315	21,222
Operating lease rentals:		
- Minimum lease payments	84,172	61,240
Amortisation of intangibles	1,277,500	1,277,500

NOTE 3. RECEIVABLES (CURRENT)

	2005	2004
Interest receivable - bank	36,042	49,522
Input tax credits	26,129	39,360
Other receivables	14,390	133,247
Total receivables	76,561	222,129

NOTE 4. OTHER ASSETS (CURRENT)

	2005	2004
Prepayments	395,924	291,577
Other	7,101	8,343
Total other assets	403,025	299,920

	2005 $	2004 $

NOTE 5. PLANT AND EQUIPMENT

	2005 $	2004 $
Equipment and furniture at cost		
Opening balance	96,210	78,549
Additions	12,315	17,661
Closing balance	108,525	96,210
Accumulated Depreciation		
Opening balance	(48,860)	(27,638)
Depreciation for the period	(21,315)	(21,222)
Closing balance	(70,175)	(48,860)
Net book value	38,350	47,350

NOTE 6. INTANGIBLE ASSETS

	2005 $	2004 $
Intellectual property (a)	6,387,500	6,387,500
Accumulated amortisation (b)	(4,504,500)	(3,227,000)
Closing balance	1,883,000	3,160,500

(a) The intangible assets relate to certain rights granted to Antisense Therapeutics Limited by Isis Pharmaceuticals Inc. and The Murdoch Childrens Research Institute upon listing of the company. The main features of the agreements with the aforementioned entities, respectively, are as follows:

- Isis Pharmaceuticals Inc. ("Isis") has granted Antisense Therapeutics Limited rights to use Isis technology (i.e. Isis' patented technology) to commercialise antisense drugs to a number of protein targets (i.e. a research licence for each protein target). A certain number of these research licences to protein targets are also extendible to commercialisation licences.

  The agreements with Isis provide access to and assistance in expanding Antisense Therapeutics Limited's drug pipeline and also provide access to and assistance in the company's development projects including an exclusive license to a multiple sclerosis drug in Isis' preclinical pipeline; access to Isis manufacturing for provision of bulk quantities of antisense compounds for clinical trials; and access to Isis' preclinical development services for a sufficient period to allow smooth technology transfer.

- Antisense Therapeutics Limited's agreement with the Murdoch Childrens Research Institute provides the company with worldwide exclusive licences to patents covering antisense directed at a certain target for dermatological applications including psoriasis.

(b) The intangible assets are amortised on a straight line basis over the term of the rights granted, which is currently expected to be five years.

NOTE 7. PAYABLES (CURRENT)

	2005 $	2004 $
Accounts payable	43,564	94,564
Accrued expenses (unsecured) (a)	204,564	783,898
Other payables	1,139	1,174
Total current payables	249,267	879,636

(a) Accrued expenses are non-interest bearing and are normally settled on 30 day terms.

NOTE 8. PROVISIONS (CURRENT)

	2005 $	2004 $
Employee benefits	108,457	138,512

NOTE 8. PROVISIONS (CURRENT)

Employee benefits	108,457	138,512

NOTE 9. CONTRIBUTED EQUITY

	2005 $	2004 $
Ordinary Shares Fully Paid	33,836,565	33,839,365

Movement in Issued Shares

	2005		2004	
	No of Shares	$	No of Shares	$
Balance at beginning of year	355,255,250	33,839,365	275,281,608	23,714,504
Issued during the year	-	-	79,969,842	10,396,000
Transaction costs arising on share issues	-	(3,968)	-	(271,899)
Exercise of options	5,840	1,168	3,800	760
Balance at year end	355,261,090	33,836,565	355,255,250	33,839,365

NOTE 10. RESERVES

Option Reserve (a)	725,885	725,885

(a) Nature and purpose of reserve

The option reserve recognises the proceeds from the issue of options over ordinary shares. Upon exercise or lapse of these options, amounts recorded in the option reserve are transferred to contributed equity or accumulated losses respectively.

(b) Movement in Option Reserve

	2005		2004	
	No of Options	$	No of Options	$
Balance at beginning of period	125,165,865	725,885	125,419,665	725,885
Issued during the period	-	-	-	-
Less costs	-	-	-	-
Exercise of options	(5,840)	-	(3,800)	-
Options expired	-	-	(250,000)	-
Balance at period end	125,160,025	725,885	125,165,865	725,885

NOTE 10. RESERVES (CONTINUED)

(c) Options over Ordinary Shares

2005

	No of Options				
Date of Issue	**26/02/02**	**19/12/01**	**3/12/01**	**15/11/01**	**15/11/01**
On issue at beginning of year ('000)	58,965	32,500	11,700	2,000	20,000
Issued during the year ('000)	-	-	-	-	-
Exercised during the year ('000)	(5)	-	-	-	-
Expired during the year ('000)	-	-	-	-	-
Outstanding at balance date ('000)	58,960	32,500	11,700	2,000	20,000
Expired subsequent to balance date ('000)	-	-	(11,700)	(2,000)	-
Outstanding at date of Directors' report ('000)	58,960	32,500	-	-	20,000
Number of recipients	3,379	1,240	9	1	1
Exercise price	$0.20	$0.20	$0.20	$0.20	$0.20
Exercise period from	26 Feb 2002	19 Dec 2001	3 Dec 2001	15 Nov 2001	15 Nov 2001
To (expiration day)	1 Feb 2007	1 Feb 2007	31 Jul 2005	31 Jul 2005	30 Nov 2006
The following proportion of options vest from the dates shown:					
100%	26 Feb 2002	19 Dec 2001			15 Nov 2001
20%			1 Aug 2002	1 Aug 2002	
40%			1 Aug 2003	1 Aug 2003	
40%			1 Aug 2004	1 Aug 2004	

NOTE 11. ACCUMULATED LOSSES

Accumulated losses at the beginning of the financial year	(17,432,267)	(12,822,643)
Net loss	(6,265,839)	(4,609,624)
Accumulated losses at the end of the financial year	(23,698,106)	(17,432,267)

	2005 $	2004 $
NOTE 12. INCOME TAX		
The prima facie tax, using the tax rate applicable in the country of operation, on loss differs from the income tax provided in the financial statements as follows:		
Loss from ordinary activities	(6,265,839)	(4,981,444)
Prima facie income tax benefit calculated at 30%	(1,879,752)	(1,494,433)
Tax effect of permanent and other differences:		
Research and development	(64,161)	(80,814)
R&D start grant clawback	32,443	84,039
Amortisation of intellectual property	383,250	383,250
Amortisation of equity raising costs	(80,079)	(79,769)
Amount (over)/under provided in prior years	(47,193)	(22,790)
Other	562	487
Income tax benefit adjusted for permanent and other differences	(1,654,930)	(1,210,030)
Benefit of tax losses not brought to account	1,654,930	838,210
Total income tax benefit attributable to operating loss (a)	-	(371,820)
The estimated potential future income tax benefit at period end calculated at 30% in respect of tax losses not brought to account is:	5,973,444	4,353,944

(a) The income tax benefit comprises cash rebates received/receivable which are available under the Research and Development Tax Concession of the Income Tax Assessment Act 1936.

The estimated potential future income tax benefit not recognised at period end in respect of timing differences for the company amounted to $27,382 (2004: $6,057).

The benefits of the tax losses and timing differences will only be realised if:

(i) the company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the company in realising the benefit from the deductions for the losses.

	2005 $	2004 $

NOTE 13. FOREIGN CURRENCIES

Amounts payable/receivable in foreign currencies
The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates as follows:

	2005 $	2004 $
US Dollars		
Amounts payable:	101,496	574,954
Amounts receivable:	13,132	-
Euro		
Amounts payable:	-	10,548

NOTE 14. EARNINGS PER SHARE

	2005	2004
Basic Earnings Per Share (cents per share)	(1.76)	(1.37)
Diluted Earnings Per Share (cents per share)	(1.76)	(1.37)

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

		2005	2004
(a)	Loss used in calculating basic and diluted earnings per share (numerator)	(6,265,839)	(4,609,624)
(b)	Number of Ordinary Shares Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (denominator)	355,259,48 9	336,724,809

(c) Potential Ordinary Shares Not Considered Dilutive
All potential ordinary shares, being options to acquire ordinary shares, are not considered dilutive for the year ended 30 June 2005.

(d) There have been no other conversions to, calls of, or subscription for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

NOTE 15. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

For the purpose of the Statement of Cash Flows, cash includes cash at bank and deposits at call. Cash at the end of the period as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	2005	2004
Cash at bank	2,821,132	3,921,232
Term deposits (i)	6,000,000	10,500,000
	8,821,132	14,421,232

(i) Term deposits are with a major bank and are short term. The bank pays interest at current bank deposit rates. At year end the average rate was 5.35%.

	2005 $	2004 $

NOTE 15. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(b) Reconciliation of the net loss after tax to the net cash flows from operations

	2005 $	2004 $
Net loss	(6,265,839)	(4,609,624)
Non-cash items		
Unrealised foreign exchange (gain) / loss	(19,172)	24,630
Amortisation of intangibles	1,277,500	1,277,500
Depreciation expense	21,315	21,222
Changes in assets and liabilities		
(Increase) decrease in current receivables	145,568	(153,399)
(Increase) decrease in other current assets	(103,104)	579,020
Increase (decrease) in payables	(611,519)	550,632
Increase (decrease) in employee provisions	(30,054)	100,411
Net operating cash flows	(5,585,305)	(2,209,608)

NOTE 16. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified Directors

R W Moses	Chairman (non-executive)
M Diamond	Managing Director
C Belyea	Director (non-executive)
S Crooke	Director (non-executive)
G Mitchell	Director (non-executive)
G Werther	Director (non-executive)

(ii) Specified Executives

J Iswaran	Development Director
C Wraight	Research Director
G Tachas	Director, Drug Discovery & Patents
K Andrews	Chief Financial Officer
N Korchev	Company Secretary

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

The Remuneration Committee of the Board of Directors of Antisense Therapeutics Limited is responsible for overseeing the remuneration policy of the Company and for recommending or making such changes to the policy as it deems appropriate. The Committee's objective in overseeing the remuneration policy is to enable the Company to attract, motivate and retain suitably experienced directors and senior management who will create value for shareholders.

The remuneration policy ensures that directors and senior management are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

NOTE 16. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

To assist in achieving these objectives, the remuneration policy links certain conditions of executive directors' and officers remuneration to the Company's financial and operational performance. For executive directors and officers, remuneration packages comprise salary and superannuation and all executives are entitled to participate in the Employee Short Term Incentive Scheme which provides for annual cash bonuses for superior performance in the achievement of key corporate and individual objectives. Executives may also be provided with longer-term incentives through the Company's Employee Option Plan, to allow the executives to participate in the growth of the Company as a result of their efforts and to assist in the retention of these key employees.

Specified Directors		**Primary**		**Post Employment**	**Equity**	**Total**
		Salary & Fees	Cash Bonus	Superannuation	Options	
R Moses						
	2005	35,000	-	3,150	4	38,154
	2004	35,000	-	3,150	46	38,196
M Diamond						
	2005	227,228	18,000	22,071	45	267,344
	2004	212,502	15,000	20,475	549	248,526
C Belyea						
	2005	25,000	-	2,250	30	27,280
	2004	25,000	-	2,250	366	27,616
S Crooke						
	2005	25,000	-		30	25,030
	2004	25,000	-		366	25,366
G Mitchell						
	2005	25,000	-	2,250	4	27,254
	2004	25,000	-	2,250	46	27,296
G Werther						
	2005	25,000	-	2,250	30	27,280
	2004	25,000	-	2,250	366	27,616
Total Remuneration: Specified Directors						
	2005	**362,228**	**18,000**	**31,971**	**143**	**412,342**
	2004	**347,502**	**15,000**	**30,375**	**1,739**	**394,616**

Specified Executives		**Primary**		**Post Employment**	**Equity**	**Total**
		Salary & Fees	Cash Bonus	Superannuation	Options	
J Iswaran						
	2005	172,040	25,500	17,779	8	215,327
	2004	171,667	-	15,450	92	187,209
C Wraight						
	2005	175,508	13,600	17,020	-	206,128
	2004	170,000	-	15,300	-	185,300
G Tachas						
	2005	157,358	18,540	15,831	23	191,752
	2004	154,500	-	13,905	275	168,680
K Andrews						
	2005	70,408	5,530	6,835	-	82,773
	2004	69,129	-	6,211	-	75,340
N Korchev						
	2005	25,000	-	2,250	3	27,253
	2004	25,000	-	2,250	37	27,287
Total Remuneration: Specified Executives						
	2005	**600,314**	**63,170**	**59,715**	**34**	**723,233**
	2004	**590,296**	**-**	**53,116**	**404**	**643,816**

NOTE 16. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

(c) Options granted and vested during the year

The value of the options attributed to remuneration of specified directors and specified executives for the current financial year total $176 and represent the amortised cost of options that were granted in a prior financial year (2002) which vested during the year ended 30 June 2005. This amount has been determined by allocating the fair value of options issued equally over the vesting periods. Currently, the amortised fair value is not recognised as an expense in the financial statements and no adjustments have been made to reflect estimated or actual forfeitures (ie. options that do not vest or are not exercised).

The options issued in 2002 have 3 vesting dates, for various proportions of the total issued options, during the life of the options as detailed below.

(i) Fair Value of Options

The following assumptions were used to derive a value for the options issued during the year using the Black-Scholes option-pricing formula as at the grant date. Options granted in the 2002 financial year were valued using the Black-Scholes option-pricing formula at the 2002 financial year-end date.

	Options Granted	
	15 November	**3 December 2001**
Dividend yield	-	-
Expected volatility	12.34%	12.34%
Historical volatility	12.34%	12.34%
Risk-free interest rate	5.622%	5.622%
Expected life of	*	*
Fair value of option	#	#

* Assumed to be total years from grant date to expiration date.

\# As stated in the company's 2002 annual report, 9,500,000 options were granted to directors during the 2002 financial year:

"Each option entitles the holder to purchase 1 ordinary share in Antisense Therapeutics Limited at an exercise price of 20 cents". There were 2,000,000 options granted on 15 November 2001 and 7,500,000 options granted on 3 December 2001. These options granted to directors are restricted securities and are escrowed for a period of 2 years from the date of official quotation of shares offered under the first prospectus issued by the company or such other period as the Australian Stock Exchange may require. Subject to the escrow arrangements, the option holder may not exercise more than the following proportions of options on the following dates:

Prior to 31 July 2002	*0%*
Between 1 August 2002 and 31 July 2003	*20%*
Between 1 August 2003 and 31 July 2004	*60%*
Between 1 August 2004 and 31 July 2005	*100%*

These options had no market value at date of grant and are "out of the money" as at the year end (market price per share $0.12), whereas as stated above, the options have an exercise price of 20 cents. The directors have endeavoured to estimate the fair values of

NOTE 16. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

the options by using the Black-Scholes options pricing formula which values each option based on the expiration date and exercise price. Based on this accepted formula each option has a negligible value of 0.00459 of a cent. The directors have adopted this valuation for the purpose of these accounts. "

All options issued to directors were released from escrow restrictions in December 2003.

2,200,000 options were granted to officers of the company during the 2002 financial year. Each option entitles the holder to purchase 1 ordinary share in Antisense Therapeutics Limited at an exercise price of 20 cents. These options were granted on 3 December 2001 on the same terms as those described above, except that these options are not subject to any escrow arrangements.

These options continue to be "well out of the money" as at the 2005 year-end (market share price $0.04).

(d) Option holdings of Directors and Specified Executives

	Balance at 1 July 2004	Granted as remuneration	Options Exercised	Net Change Other	Balance at 30 June 2005	Total Exercisable (Vested at 30 June 2005)
Directors						
R Moses	375,000	-	-	-	375,000	375,000
M Diamond	3,075,000	-	-	-	3,075,000	3,075,000
C Belyea *(a)*	2,337,000	-	-	-	2,337,000	2,337,000
S Crooke *(b)*	22,000,000	-	-	-	22,000,000	22,000,000
G Mitchell	250,000	-	-	-	250,000	250,000
G Werther	2,012,500	-	-	-	2,012,500	2,012,500
Specified Executives						
J Iswaran	625,000	-	-	-	625,000	625,000
C Wraight	2,000,000	-	-	-	2,000,000	2,000,000
G Tachas *(c)*	1,625,000	-	-	-	1,625,000	1,625,000
K Andrews	-	-	-	-	-	-
N Korchev	200,000	-	-	-	200,000	200,000
Total	**34,499,500**	**-**	**-**	**-**	**34,499,500**	**34,499,500**

(a) 277,000 options held by an entity in which director has a beneficial interest
(b) 20,000,000 options held by entity in which director has a beneficial interest
(c) 62,500 options held by an entity in which specified executive has a beneficial interest

NOTE 16. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

(e) Shareholdings of Directors and Specified Executives

	Balance at 1 July 2004	Granted as Remuneration	Net Change Other	On Exercise of Options	Balance at 30 June 2005
Directors					
R Moses	288,462	-	-	-	288,462
M Diamond	199,743	-	-	-	199,743
C Belyea *(a)*	500,000	-	-	-	500,000
S Crooke *(b)*	40,333,333	-	-	-	40,333,333
G Mitchell	-	-	-	-	-
G Werther	1,712,500	-	-	-	1,712,500
Specified Executives					
J Iswaran	250,000	-	-	-	250,000
C Wraight	1,687,500	-	-	-	1,687,500
G Tachas *(c)*	250,000	-	-	-	250,000
K Andrews	-	-	-	-	-
N Korchev	-	-	-	-	-
Total	**45,221,538**	-	-	-	**45,221,538**

(a) all shares held by entity in which director has a beneficial interest.
(b) all shares held by an entity in which director has a beneficial interest.
(c) 125,000 shares held by an entity in which specified executive has a beneficial interest.

(f) Transactions and Balances with Related Parties

The following transactions and balances were held with director related entities during the year ended 30 June 2005:

(i) Dr Stanley Crooke, a director of the company is also a director of Isis Pharmaceuticals Inc ('Isis'). During the year Isis provided various research and development related services to the company. The company paid Isis $1,294,200 for these services and at year-end owes Isis $87,463 for services not invoiced.

(ii) Professor George Werther, a director of the company is an executive officer of the Murdoch Childrens Research Institute ('MCRI'). During the year the MCRI provided research related services to the company. The company paid MCRI $246,244 for these services and at year end the company owes the MCRI $8,014 for services not invoiced.

(iii) Payments were made to Metabolic Pharmaceuticals Limited ('Metabolic') during the year as reimbursement for various administrative costs. Dr Chris Belyea, a non-executive director of the company is also an executive director of Metabolic. The total amount paid to Metabolic during the year was $2,337.

	2005 $	2004 $
NOTE 17. REMUNERATION OF AUDITORS		
Remuneration received by the auditor for:		
Amounts received by Ernst & Young Australia for		
- an audit or review of the financial report of the entity	26,490	20,250
- other services in relation to the entity		
- tax compliance	3,200	12,323
- assurance related	5,000	15,111
Total	34,690	47,684

NOTE 18. COMMITMENTS

(a) Expenditure commitments relating to research and development are payable as follows:

	2005 $	2004 $
Not later than one year	409,994	2,425,408
Later than one year and not later than five years	13,132	202,287
	423,126	2,627,695

(b) Lease expenditure commitments:

	2005 $	2004 $
Not later than one year	190,335	190,263
Later than one year and not later than five years	-	105,129
	190,335	295,392

The lease expenditure commitments relate to the leasing of office premises and laboratory space. The leases in respect to the office premises are for a term of one year with a renewal option for a further one year. The lease relating to laboratory space is for a term of two years expiring on 30 June 2006.

NOTE 19. EMPLOYEE BENEFITS

	2005 $	2004 $
(a) Employee benefits		
Provisions (current) (Note 8)	108,457	138,512

(b) Employee Option Ownership Scheme

Antisense Therapeutics Limited offers options over ordinary shares to employees at the discretion of the Board of Directors. There are currently four employees eligible to participate in this scheme. Options issued to employees are not listed options and as such do not have a readily available market value.

NOTE 19. EMPLOYEE BENEFITS (CONTINUED)

Details of the employee options ownership scheme are as follows:

	2005		*2004*	
	Number of options	***Weighted average exercise price***	*Number of options*	*Weighted average exercise price*
Balance at beginning of year	**5,200,000**	**0.20**	5,350,000	0.20
- granted	-	-	-	-
- exercised	-	-	-	-
- expired	-	-	150,000	0.20
Balance at end of year	**5,200,000**	**0.20**	5,200,000	0.20
Exercisable at end of year	**5,200,000**	**0.20**	3,120,000	0.20

The following summarises information about options held by employees as at 30 June 2005 *:

Number of Options	**Grant Date**	**Vesting Dates**	**Expiry Date**	**Average Exercise Price**
5,200,000	3 December 2001	1 August 2002 – 20% 1 August 2003 – 40% 1 August 2004 – 40%	31 July 2005	$0.20

* No options were granted during the year, and no options held by employees as at 1 July 2004 were exercised during the year.

NOTE 20. SEGMENT INFORMATION

The company operates in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively.

NOTE 21. SUBSEQUENT EVENTS

On 5 July 2005, the Company issued 5,050,000 options over ordinary shares to employees of the Company in accordance with the Company's Employee Option Plan. Each option entitles the holder to purchase one ordinary share of the company on exercise of the option. The options expire on 27 June 2013 and have an exercise price of 7.2 cents each. Details of this issue of options to Directors and specified executives officers of the company is as follows:

Name	Number of Options Issued
Directors	
M Diamond	2,000,000
Specified Executives	
J Iswaran	500,000
C Wraight	500,000
G Tachas	500,000
K Andrews	300,000
N Korchev	200,000

NOTE 22. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Antisense Therapeutics Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. The company has allocated internal resources to identify and assess the key areas that will be impacted by the transition to AIFRS. The Board of Directors has overseen the progress of this transition to AIFRS.

As Antisense Therapeutics Limited has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004. This will form the basis of accounting for AIFRS in the future, and is required when Antisense Therapeutics Limited prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Share Based Payments
Under AASB 2 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002, which have not vested as at 1 January 2005. As is detailed in Note 16, the only issue of options to employees as remuneration that had not fully vested as at 30 June 2005 occurred prior to 7 November 2002. Accordingly, the company is not required to estimate the quantitative impact of the changes on total equity as at the date of transition or 30 June 2005 or on net profit for the year ended 30 June 2005.

Where future share based payments are issued, expenses will be recognised in the Statement of Financial Position in future periods. This change in accounting policy will have an effect for year ending 30 June 2006 as a result of the issue of 5,050,000 options to employees on 5 July 2005 in accordance with the Employee Option Plan. The financial effect of this issue of options will only be known following the determination of the fair value of the options issued using the Black-Scholes option-pricing formula.

Intangible Assets – Intellectual Property

Under AASB 138 Intangible Assets, intangible assets that do not meet the standard's recognition criteria are to be "derecognised" from the balance sheet. Once an intangible asset meets the standard's recognition criteria, it will only be subject to amortisation should it be determined to have a finite useful life.

Antisense Therapeutics Limited's intangible asset comprises intellectual property relating to certain rights granted to the company by Isis Pharmaceuticals Inc. and the Murdoch Childrens Research Institute upon listing of the company. Whilst this intangible asset meets the standard's recognition criteria and has been assessed as having a finite useful life, regular assessments of the asset's remaining useful life will need to be conducted to ensure its correct measurement.

Intangible Assets – Research and Development Costs
Under AASB 138, costs incurred in the research phase of the development of an internally generated intangible asset would be expensed. The Company's current accounting policy allows for the capitalisation of such costs where future benefits are expected beyond reasonable doubt. Currently no research and development costs have been capitalised.

Directors' Declaration

In accordance with a resolution of the directors of Antisense Therapeutic Limited, we state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Action 2001 for the financial period ending 30 June 2005.

On behalf of the Board

Robert W Moses
Chairman

Mark Paul Diamond
Managing Director

Melbourne
12 August 2005

OTHER INFORMATION

	2005	2004
NTA backing		
Net tangible asset backing per ordinary security	$0.03	$0.04
Ratios		
Net loss from ordinary activities after tax attributable to members as a percentage of equity at the end of the year	(57.7%)	(26.9%)
Earnings per share		
Basic earnings per share (cents per share)	(1.76)	(1.37)
Diluted earnings per share (cents per share)	(1.76)	(1.37)

Status of audit of accounts

This Appendix 4E is based on accounts which have been audited. The audit report is included with the financial report which forms part of this Appendix 4E.

Annual General Meeting

The Annual General Meeting will be held as follows:

Place:	Computershare Conference Centre Yarra Falls 452 Johnston Street Abbotsford Victoria 3067 Australia
Date:	20 October 2005
Time:	10.00 am
Approximate date the annual report will be available:	20 September 2005

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

11 August 2005

ANTISENSE THERAPEUTICS LIMITED

TRADING HALT

The securities of Antisense Therapeutics Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Friday 12 August 2005 or when the announcement is released to the market.

Security Code: ANP
ANPO

James Gerraty
MANAGER COMPANIES MELBOURNE

ANTISENSE THERAPEUTICS

11 August 2005

Mr James Gerraty
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Facsimile No: (03) 9614 0303
Number of pages: 2

Dear Mr Gerraty

Response to Price Query

We refer to your email received yesterday afternoon in relation to the increase in the price of Antisense Therapeutics' shares and the increase in the volume of trading. We provide the following responses to your queries:

1. *Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?*

   US pharmaceutical company Biogen Idec and its partner Elan Corporation, developers of a competitor MS treatment, announced yesterday "that findings from their safety evaluation of Tysabri® in patients with multiple sclerosis (MS) resulted in no new confirmed cases of progressive multifocal leukoencephalopathy (PML). The companies have previously reported three confirmed cases of PML, two of which were fatal. The ongoing safety evaluation in Crohn's disease and rheumatoid arthritis is on track to be completed by the end of the summer. The companies anticipate making submissions to regulatory authorities in early fall of 2005. The companies are taking preliminary steps to restart clinical trials in MS."

   The release of this news has resulted in significant increases in the respective share prices of Biogen and Elan.

   It is likely that the reason for the increase in price and trading volume of Antisense Therapeutics' shares is this news that has been released by Biogen and Elan which has likely been interpreted as positive news for the prospects of Antisense Therapeutics' MS drug ATL1102.

Antisense Therapeutics' MS treatment – ATL1102
On 10 March 2005 Antisense Therapeutics announced that it had voluntarily halted its Phase IIa trial of ATL1102 in MS patients in light of the safety issues associated with the multiple sclerosis drug Tysabri® and that it would convene an advisory group of relevant experts (Medical Advisory Board) to consider the potential development paths for ATL1102, including the possible restart of the Phase 2a program.

While ATL1102, an antisense inhibitor, is a different drug from Tysabri®, a monoclonal antibody, and thereby works by a different mechanism, the relevance of the Tysabri® issue to Antisense Therapeutics is that ATL1102 is designed to target the same immune system protein (VLA-4) as Tysabri®.

The Board of Directors is currently reviewing advice received from the Medical Advisory Board. Yesterday's news from Biogen and Elan will also be considered by the directors in forming a view as to the development prospects for the company's MS treatment ATL1102. Once a decision is made the market will be advised accordingly.

2. *If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?*

   See response to 1. above.

3. *Is there any other explanation that the Company may have for the price and volume change in the securities of the Company?*

   The Company is not aware of any other explanation for the price and volume change in the securities of the Company.

4. *Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.*

   The Company continues to comply with all ASX Listing Rules.

Yours sincerely

Mark Diamond
CEO and Managing Director

ANTISENSE THERAPEUTICS

31 August 2005

Antisense Therapeutics to submit application to restart ATL1102 Phase IIa trial in MS patients

- Medical Advisory Board determines that "ATL1102 appears to have significant potential as a therapeutic agent in treating MS" and recommends that development should continue
- Board of Directors accept recommendation of Medical Advisory Board to continue development of ATL1102 in MS and restart the Phase IIa trial currently on hold in Germany
- Trial program has been amended to incorporate all modifications recommended by the Medical Advisory Board
- Application to restart Phase IIa trial to be submitted to Institutional Review Board and Ethics Committee of primary trial centre
- Study to commence once approval received from trial regulators

The Directors of Antisense Therapeutics have accepted and agree with the recommendation of the Medical Advisory Board (MAB) to continue the development of ATL1102 as a treatment for patients with relapsing remitting Multiple Sclerosis. Following its formal review, the advisory board recommends that the Phase IIa trial currently on hold in Germany, be restarted with additional safety monitoring of patients.

While the current market for MS drugs is large (in excess of US$4 Billion per annum) there continues to be a high demand for improved MS therapies. The Directors believe ATL1102 could have significant commercial potential should clinical investigations show the compound to be suitably safe and effective.

Background

Antisense Therapeutics established and convened the MAB after it voluntarily halted its Phase IIa trial of ATL1102 in MS patients in light of the safety issues associated with Biogen Idec and Elan Corporation's multiple sclerosis drug Tysabri®.

In the MS clinical trials of Tysabri® two patients were reported to have developed a specific type of viral infection (JC virus) leading to the rare but frequently fatal disease of the central nervous system, progressive multifocal leukoencephalopathy (PML).

While ATL1102, an antisense inhibitor, is a different drug from Tysabri®, a monoclonal antibody, and thereby works by a different mechanism, the relevance of the Tysabri® issue to Antisense Therapeutics is that ATL1102 is designed to target the same immune system protein (VLA-4) as Tysabri®.

The objective of the Medical Advisory Board, comprising relevant independent experts, was to consider the potential development paths for ATL1102 in MS, including the possible restart of the Phase IIa program.

Medical Advisory Board – Key Recommendations

The recommendations provided by the MAB to the Board of Antisense Therapeutics Ltd are summarised below. Specific details are outlined in the attached formal recommendation document from the Advisory Board

- ATL1102 appears to have significant potential as a therapeutic agent in relapsing-remitting MS, and therefore its development should continue in earnest.
- The risk of PML developing in patients in the proposed 8-week dosing trial is considered minimal. However, to further minimize any risk potential, and to obtain a fuller understanding of the drug's safety profile with respect to its potential to cause PML, all patients enrolled into the trial should undergo regular monitoring for possible activation of the JC virus, for the entire duration of the trial. To assist in this regular monitoring process Antisense Therapeutics should establish an independent Drug Safety Monitoring Board that will assess all safety results arising from the study, including virus monitoring data.
- Patient enrollment criteria should be strictly followed for those who may have previously received immune-modulating drugs. This is to eliminate any risk of a synergistic adverse effect of drug combinations, as it would appear that the two patients who developed PML in the Tysabri® MS trial received a combination of two immune-modulating drugs.

The recommendations of the Advisory Board to address the potential safety issues related to JC viral activation and the appearance of PML reported in the Tysabri® trials have been incorporated by the Company into the clinical trial program for ATL1102 and provide the Company with increased confidence that appropriate safety measures are in place to safeguard patients in the trial.

Apart from these changes, the trial design and clinical assessment objectives remain the same for the Phase IIa trial as reported by the Company when this trial was first initiated in December 2004.

Application to be submitted to restart Phase IIa trial

An application to restart the Phase IIa trial is to be submitted to the Institutional Review Board (IRB) and Ethics Committee (EC) of the University of Essen, the primary site for the Phase IIa trial. Should the IRB and EC approve the restart of the trial, the Company will then lodge the same application with the IRB and EC's of the other 7 trial centres. The Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte: BfArM) in Germany will also be notified, who will have the authority to raise questions or issues prior to the restart of the trial.

Upon receipt of all relevant approvals from the trial regulators, the Company will be in a position to initiate the trial with the commencement of patient enrolment. The Company will need to formulate additional ATL1102 compound to complete the trial. Manufacture will commence once requisite regulatory approvals are in place.

The Company is hopeful that, subject to receiving these approvals, the trial may recommence before the end of the year. The Company will be in a position to provide guidance on forecast completion dates for the trial following the necessary regulatory approvals.

About ATL1102 for MS
ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in development as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS. .

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. ANP's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Its two most advanced projects, which are both in clinical development, target Multiple Sclerosis (ATL1102), and Psoriasis (ATL1101).

ANP plans to commercialise its pipeline via licensing/collaboration agreements with major biotechnology and pharmaceutical companies.

ANP's major shareholders include Circadian Technologies Limited, Isis Pharmaceuticals Inc and Queensland Investment Corporation.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999

ATL 1102 MEDICAL ADVISORY BOARD

Recommendations to Antisense Therapeutics Ltd

The Medical Advisory Board (MAB) for ATL 1102 was set up by Antisense Therapeutics Ltd following a decision announced on 10 March 2005 by its Board of Directors to halt the Phase IIa clinical trials being conducted in relapsing-remitting multiple sclerosis (MS) patients. These trials were being conducted in clinical trial centers in Germany. The trials were halted in light of the Biogen Idec Inc and Elan Corporation announcement that their recently registered MS product Tysabri® was being withdrawn from the market following the discovery that two patients treated with the drug for more than two years in combination with interferon beta-1a (Avonex®) had developed a rare brain disease called progressive multifocal leukoencephalopathy (PML).

Tysabri and ATL 1102 are products with different mechanisms of action. However, both serve ultimately to inhibit VLA4 binding, an important step in blocking trafficking of activated immune cells.

The remit of the MAB was to develop a set of recommendations on the most appropriate development path for the clinical testing of ATL 1102 in MS.

Composition of the MAB

The Medical Advisory Board comprised six members, as follows:

Professor Fred Lublin MD, Professor of Neurology at the Mount Sinai School of Medicine, and Director of Corinne Goldsmith Dickinson Center for Multiple Sclerosis at Mount Sinai, New York, NY, served as Chairman.

Professor Jerry Wolinsky MD, Bartels Family Professor of Neurology, The University of Texas Health Science Center at Houston, TX.

Professor Chris Polman MD, Professor of Neurology at the Free University, as well as Clinical and Scientific Director of the Multiple Sclerosis Centre at the VU Medical Center in Amsterdam.

Igor Koralnik, LLC. Igor J. Koralnik, MD, the President of Igor J. Koralnik, LLC, is an Associate Professor of Neurology at the Harvard Medical School, Boston, MA. He is a recognized, internationally acclaimed expert in the field of Progressive Multifocal Leukoencephalopathy (PML).

Stephen Reingold PhD, President, Scientific and Clinical Review Associates, New York, NY. Until very recently he was Vice President, Research Programs, at the National MS Society, New York, NY

Michael Gallatin PhD, Scientific Consultant and formerly VP and Scientific director at ICOS Corporation, Washington. He is a leading scientist in the research area of adhesion molecule science.

Antisense technology conforms to a novel type of biological intervention intended for therapeutic use. In order to provide expert advice on antisense technology to the MAB, **Frank Bennett PhD**, Vice President for Research at Isis Pharmaceuticals Inc, Carlsbad, CA, was co-opted as an ad-hoc member, at the invitation of the Chairman.

Meetings of the MAB

The MAB formally met on two occasions. Mr Mark Diamond (CEO) and Dr Jega Iswaran (Development Director) from ATL were present at both meetings.

The first meeting was held at the Fink & Carney Building 6th Floor, 39 West 37th Street, New York, NY 10018, USA, on Sunday, 5 June 2005. Professor Polman and Dr Gallatin were connected to the meeting via video and audio links, respectively. Others were present in person.

The second meeting was held at the Function Room Saturn 1, Sheraton Amsterdam Airport Hotel & Conference Center, Schiphol 101, Amsterdam, The Netherlands, on Monday, 18 July 2005. Present were: Professor Lublin, Professor Polman, Professor Wolinsky, Dr Koralnik and Dr Reingold from the MAB. The meeting was also attended by Professor Volker Limmroth, of the University of Essen, Germany (Principal Investigator for the halted ATL 1102 Phase IIa clinical trial) and Professor Frederick Barkhof of the Free University of Amsterdam (MRI Investigator for the halted ATL 1102 Phase IIa clinical trial). Others present included two experts from the Contract Research Organization EPA-Europharma GmbH (Germany): Dr Uwe Hehnke (Head of Biometrics) and Mr Manfred Schlemminger (Head of Regulatory Affairs).

Discussions and analyses at these meetings, amongst others, included: aspects of antisense technology, properties of ATL 1102, adhesion molecule science & VLA-4 inhibition, differences between antisense technology & monoclonal antibody technology, multiple sclerosis disease & treatments, JC virus and PML neurology, PML cases amongst Tysabri treated patients, ATL 1102 Phase IIa study design & clinical trial protocol, adverse events risk analysis & risk minimization.

Summary of MAB Recommendations to ATL:

This MAB has now concluded its reviews on the antisense compound ATL 1102, and unanimously recommends that:

(1) As ATL 1102 appears to have significant potential as a treatment for relapsing-remitting MS patients, its development as a therapeutic agent should continue in earnest.

(2) The risk of PML developing in patients exposed to ATL 1102 in the proposed 8-week Phase IIa dosing clinical trial is considered to be minimal. Therefore, the proposed Phase IIa clinical trial can be re-started.

(3) The following additional items of patient monitoring should be included in the trial protocol, to further minimize any risk potential that may exist for the development of PML and to help gain a better understanding of the product's safety profile.

- On-going monitoring of all patients enrolled in the trial for JC virus. Quantitative PCR testing to be done on blood samples collected at time of screening of patients for enrollment and during the trial period at weeks 0, 4, 8, 12, and 16. Urine and serum samples for JC virology/serology analysis should also be collected at these time points, but may be stored frozen until the end of study, unless otherwise needed for interim analysis during the study. Monitoring is not only included to minimize risk for study participants, but also to test efficacy and plausibility of this as screening system for future, larger studies and to give further insight regarding potential re-activation of JC virus during this type of intervention ('management' of risk rather than 'prevention').

- ATL should immediately set up an independent Drug Safety Monitoring Board (DSMB) that will be active for the full duration of the trial. The results of Quantitative PCR testing for JC activation, MRI and all other adverse events should be monitored by this Board on an on-going basis.

  Dosing should be stopped immediately if there is any indication that JC virus activation is present in any patient and appropriate clinical follow-up should be provided.

  MRI diagnostic features/guidelines should be established for distinguishing possible PML lesions from MS lesions and these guidelines should be used by the DSMB to assist with their safety monitoring .

- The restarted protocol should require strict adherence to trial inclusion criteria for patients who have undergone prior therapy for MS with immunosuppressive or immune-modulating drugs, including interferon beta. In these cases a six-month 'wash out' period must be instituted before patients are eligible for participation in the trial.

....
Professor Fred D. Lublin, MD
As Chairman, and on behalf of the
Medical Advisory Board for ATL 1102 in MS

Date: 9 Apr 2015

cc: MAB members